Filed by Shutterstock, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Getty Images Holdings, Inc.
Commission File No.: 001-41453

With the recent announcement of the potential Shutterstock & Getty merger, naturally customers will be curious, and in some cases, have questions.  Quite honestly this is to be expected.  To  help guide you through your customer conversations we have compiled some insights and guidelines below.

Talking points:

●	If asked about it by a customer the best (and easiest) thing to do is be transparent, keep it simple and use the approved messaging:
○
There are no immediate changes as a result of the announcement. Until the deal is closed, Shutterstock and Getty remain independent companies and it is business as usual for our customers. Once the deal is closed, as a combined company, we expect our customers to benefit from a content library with greater depth and breadth, and increased capacity to invest in innovative content, expanded event coverage, and customer-facing technologies and capabilities, such as search, 3D and generative AI.

●	If pressed, refer customer to Shutterstock Customer Announcement
●	Be prepared for questions such as delaying contract signing decisions - always get more details such as why the delay? How will delay impact current projects? Is the decision to delay theirs?

General guidelines when speaking with customers:

●	Do:
○	Reply to customer inquires promptly
○	Be open, transparent, & honest - you have no additional information other than what has been shared publicly
○	Commit to your customers that you will continue to deliver the same value and world class customer service they have come to expect from Shutterstock and that they remain your top priority
○	Commit to your customers that for publicly shared information that would impact their relationship with Shutterstock they will be promptly notified
○
Keep in mind that for customers, until closing, Shutterstock and Getty remain independent companies, and customers should continue to work with their regular Shutterstock sales people.  No immediate changes will be made to the way customers deal with Shutterstock until closing.

●	Do not:
○	Speculate on any aspect of the merger or share personal opinions - whether verbal or written
○	Provide any guarantees around pricing, contracts, timing, etc.
○	Engage in any email correspondence regarding pending merger

Types of questions you can expect from customers:

1.	What should I say if my customer brings up the merger generally?
a.	Please see above

2.	If my customers’ legal or compliance team has questions, who should they speak with at SSTK?
a.	We are more than happy to help forward your questions to the right individuals at Shutterstock and answer to the extent we are able to at this time.

3.	Will this impact my upcoming renewal - I'm in active negotiations with both Shutterstock and Getty?
a.	At this time, Shutterstock and Getty are still independent companies and operating separately under your current agreements.

4.	Does this announcement affect my current pricing or package structure?
a.	No. Current agreements remain in place according to your contract.

5.	Should I even renew with either one of you - why commit to a 12 month deal now when this merger is pending - can't I just do a "pay as you go" agreement until this sorts out?
a.	Good news is that Shutterstock has both options available to you. Let’s set some time on our calendars to discuss which option is best for you.

6.	How will my current agreement with Shutterstock be treated after the merger closes? Will existing pricing and contracts be honored?
a.
As we are still in the early stages of the potential merger pre-closing process this is not a topic that has been addressed directly.  What I can say is that Shutterstock is committed to providing your company the world class customer service and support you have become accustomed to.

7.	Does this transaction require regulatory approvals? How long will it take?
a.
The proposed transaction is subject to customary closing conditions, including regulatory approvals.  At this time, we cannot provide further comment, but know that we are committed to prioritizing you as we work to close the proposed transaction and to making sure you receive the same world-class customer service and support you have come to know and expect.

***

Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, Shutterstock intends to file a proxy statement with the Securities and Exchange Commission (the “SEC”), which will be included in the registration statement on Form S-4 intended to be filed by Getty Images and that also will include an information statement of Getty Images and constitute a prospectus with respect to shares of Getty Images’ common stock to be issued in the transactions (the “proxy and information statement/prospectus”).  Each of Getty Images and Shutterstock may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This filing is not a substitute for the proxy and information statement/prospectus or any other document that Getty Images or Shutterstock may file with or furnish to the SEC. The definitive proxy and information statement/prospectus (if and when available) will be mailed to stockholders of Getty Images and Shutterstock. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY AND INFORMATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the proxy and information statement/prospectus (if and when available) and other documents containing important information about Getty Images, Shutterstock and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Getty Images will be available free of charge on Getty Images’ website at investors.gettyimages.com.  Copies of the documents filed with or furnished to the SEC by Shutterstock will be available free of charge on Shutterstock’s website at investor.shutterstock.com.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. Getty Images, Shutterstock and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Getty Images, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Getty Images’ proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 24, 2024. Information about the directors and executive officers of Shutterstock, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shutterstock’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy and information statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The statements in this communication, and any related oral statements, include forward-looking statements concerning Getty Images, Shutterstock, the proposed transaction described herein and other matters. All statements, other than historical facts, are forward-looking statements.  Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, financings or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations.  Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur or the timing thereof.  Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “could,” “might,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology, but not all forward-looking statements include such identifying words.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary.  The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals on a timely basis or otherwise, satisfying other closing conditions to the proposed transaction, on a timely basis or otherwise, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom.  Important factors that could cause actual results to differ materially from such forward-looking statements include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; interloper risk; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing (or at all); negative effects of the announcement of the transaction on the ability of Shutterstock or Getty Images to retain and hire key personnel and maintain relationships with customers, suppliers and others who Shutterstock or Getty Images does business, or on Shutterstock or Getty Images’ operating results and business generally; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, as expected (or at all), or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on Getty Images’, Shutterstock’s or the combined company’s relationships with suppliers, customers, employers and regulators; demand for the combined company’s products; potential changes in the Getty Images stock price that could negatively impact the value of the consideration offered to the Shutterstock stockholders; the occurrence of any event that could give rise to the termination of the proposed transaction; and Getty Images’ ability to complete any refinancing of its debt or new debt financing on a timely basis, on favorable terms or at all.  A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy and information statement/prospectus.  For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in each of Getty Images’ and Shutterstock’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward looking statements.  While the list of factors presented here is, and the list of factors presented in the proxy and information statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward looking statements.  Neither Getty Images nor Shutterstock assumes, and each hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.